Listed on the Toronto Stock Exchange:CBD

News Release 03-13

June 19, 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

Cumberland Announces Warrant Exercises Totaling $5 Million

CUMBERLAND RESOURCES LTD. (CBD-TSX) is very pleased to announce that share purchase warrants originating from a $14.675 million financing completed in June 2002 have been exercised for net proceeds to the Company totaling $5,079,582.

The company reports that as a result of the exercise of warrants, working capital has increased to approximately $20 million with 41,273,099 shares issued.  "The additional working capital represented by the exercise of these warrants places Cumberland in a very solid financial position to advance the Meadowbank gold project to development and continue exploration at our projects" remarked Kerry Curtis President and CEO.

A feasibility study was initiated on the Meadowbank project in October 2002 and is expected to be completed in late 2003.  A preliminary assessment* completed in January 2002 indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life, with 85% of gold production from open pit mine designs.

Recent Highlights

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A $10.5 million program was initiated to complete definition drilling programs on the gold deposits at Meadowbank and complete feasibility and environmental impact studies.

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Resource growth at Meadowbank's Vault gold deposit resulting in an expanded open pit mine life.

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Resource additions continued at Meadowbank's Connector Zone and North Portage gold deposits

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Metallurgical improvements at Meadowbank resulting in simpler, lower cost ore processing designs.

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Diamond drilling on the Meliadine East project intersected numerous kimberlite bodies.

Cumberland is well financed with approximately $20 million in its treasury and is advancing the 100% held Meadowbank gold project to production.  Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried) and is exploring for diamonds at the Meliadine East project (50%).

CUMBERLAND RESOURCES LTD.

__________________________________

"Kerry M. Curtis, B.Sc., P.Geo."

President and CEO

For further information contact:

Kerry Curtis, President and CEO

Joyce Musial, Manager, Investor Relations

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*Cautionary Note:  The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.